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Andréa Carroll-Franck ·

3rd

Director of Evaluation at Boys & Girls
Clubs of the Twin Cities

Greater Minneapolis-St. Paul Area ·

Contact info

500+ connections

Message   (More)

 **Boys & Girls Clubs of the
Twin Cities**

 **University of Minnesota-
Twin Cities**

Experience



Boys & Girls Clubs of the Twin Cities

1 yr 11 mos

Director of Evaluation
Full-time
Jan 2021 – Present · 8 mos

Responsible for managing, directing, leading, and designing
the Boys & Girls Clubs of the Twin Cities' research, evaluation,
and data collection processes.

Director of Teen Pathways
Full-time
Oct 2019 – Jan 2021 · 1 yr 4 mos
Greater Minneapolis-St. Paul Area

Responsible for impact and outcomes so teens graduate from high school on time with a plan for their future in education, career, or are enrolled in an apprenticeship or internship. I support staff across multiple sites, including recrui ...see more



Public Allies Program Manager

Pillsbury United Communities · Full-time

Apr 2016 – Sep 2019 · 3 yrs 6 mos

Greater Minneapolis-St. Paul Area

Public Allies is a national movement grounded in the conviction that everyone leads. The mission is to create a just and equitable society and the diverse leadership to sustain it. Programming includes Public Allies' signature Ame ...see more

Head Coach and Trainer

Minneapolis United

2007 – Jul 2019 · 12 yrs

Minneapolis

- Organize, and implement training sessions for youth soccer players
- Develop and facilitate season plans for teams of 18 girls, including practices, games, tournaments, individua ...see more

Researcher and Analyst

Carroll, Franck & Associates

Jul 2012 – Dec 2016 · 4 yrs 6 mos

Saint Paul, MN

Working on public participation, engagement, and strategic planning projects, including:
- City of Edina, Reconstruction of the 54th St Bridge and Comprehensive Stormwater Mgmt plan   ...see more



Program Development Coordinator, Dreamline

The Sanneh Foundation

Mar 2014 – Apr 2016 · 2 yrs 2 mos

Saint Paul, MN

Dreamline is grounded in the theory that students who develop powerful relationships with trusted adults begin to change attitudes towards school, their self, and their future. In partnership with schools, Dreamline Coaches of ...see more

Show 5 more experiences ⌄

Education



University of Minnesota-Twin Cities

Master of Education (M.Ed.), Post-Baccalaureate Certificate, Youth Development Leadership, Nonprofit Management

2012 – 2013



University of Minnesota-Morris

Bachelor of Arts (B.A.), Liberal Arts for the Human Services

2004 – 2008



